

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 17, 2010

Paul R. Garrigues
Chief Financial Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, SC 29907

> **Re: Coastal Banking Company, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2008**
> **Form 10-Q for Fiscal Period Ended September 30, 2009**
> **File No. 001-06368**

Dear Mr. Garrigues:

We have completed our review of your Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Fiscal Period Ended September 30, 2009 and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant